                                  EXHIBIT 23

                               AUDITORS' CONSENT

                        INDEPENDENTS AUDITORS' CONSENT

We Consent to the incorporation by reference in Registration Statement No. 33-46553 of NutraMax Products, Inc. Form S-3, Registration Statement No. 33-61724 of NutraMax Products, Inc. on From S-3 and Registration Statement No. 33-47175 of NutraMax Products, Inc. on Form S-8 of our report dated November 8, 1996, (November 18, 1996 as to Note M) (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's agreement, subject to various conditions, including shareholder approval, to repurchase approximately four million shares of its common stock) appearing in the Annual Report on Form 10-K of NutraMax Products, Inc. for the year ended September 28, 1996.


Deloitte & Touche LLP

Boston Massachusetts
November 21, 1996